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                          September 21, 2021

       J. Robison Hays, III
       Chief Executive Officer
       ASHFORD HOSPITALITY TRUST INC
       14185 Dallas Parkway
       Suite 1200
       Dallas, TX 75254

                                                        Re: ASHFORD HOSPITALITY
TRUST INC
                                                            Form S-11
                                                            Filed September 10,
2021
                                                            File No. 333-259427

       Dear Mr. Hays, III:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Gregory P. Patti , Esq.